EXHIBIT 16.1

Concurrence Letter to SEC

August 18, 2020 U.S. Securities and Exchange Commission Office of the Chief Accountant 100 F Street, NE Washington, DC 20549

Re: Splash Beverage Group, Inc.

Dear Sir or Madam:

We have read the disclosure regarding the change in certified public accounting firms included under the caption “Experts” in the Registration Statement and Prospectus and agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ GRANT THORNTON LLP